Aetos Capital Multi-Strategy Arbitrage Fund, LLC

Aetos Capital Distressed Investment Strategies Fund, LLC

Aetos Capital Long/Short Strategies Fund, LLC

c/o Aetos Alternative Management, LLC

875 Third Avenue

New York, NY 10022

May 30, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Vincent DiStefano, Division of Investment Management

Re:	Aetos Capital Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-174523 and 811-21061),

Aetos Capital Distressed Investment Strategies Fund, LLC (File Nos. 333-174525 and

811-21059) and Aetos Capital Long/Short Strategies Fund, LLC (File Nos. 333-174522 and

811-21058)

Dear Mr. DiStefano:

Thank you for your telephonic comments on May 29, 2013 regarding the post-effective amendments to the registration statements for each of Aetos Capital Multi-Strategy Arbitrage Fund, LLC, Aetos Capital Distressed Investment Strategies Fund, LLC and Aetos Capital Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission on May 23, 2013. Please see our response below which provides a supplemental explanation of your comment.

Comment 1.	The following statement is made under the heading “Fundamental Policies” on page 1 of the Statement of Additional Information (the “SAI”): “The Fund may not: Invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of issuers engaged in any single industry. The foregoing restriction shall not apply to the Fund’s investments in money market instruments or money market funds. This restriction also does not apply the Fund’s investments in Portfolio Funds.” Please definitively confirm that the Funds will look through to the holdings of unaffiliated funds if a Fund knows or has reason to know that such funds are concentrated.

Response 1. In response to the Staff’s comment, the Funds confirm to the Staff supplementally that the Funds will look through to the holdings of Portfolio Funds for the purposes of complying with the concentration limitation noted above if a Fund knows or has reason to know that such funds are concentrated.

*            *             *

May 30, 2013

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3180. Thank you.

Best Regards,

/s/ Clifford R. Cone

Clifford R. Cone

Clifford Chance US LLP

cc:	Harold Schaaff

Reid Conway

Leonard B. Mackey, Jr.